Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

March 29, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	Coda Octopus Group, Inc. (the “Company”)
Amendment No. 2 to Form 10, filed February 17, 2017
File No.: 000-52815

Dear Mr. McWilliams:

By letter dated March 15, 2017, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form 10-12G that was filed on February 17, 2017 (the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1.	Please confirm your understanding that your registration statement will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

The Company confirms its understanding that the Registration Statement will become effective automatically 60 days after filing even if the Staff has not completed its review of the Registration Statement.

2.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The Company advises the Staff that it does not believe that it meets the definition of an emerging growth company under the JOBS Act since it had a registration statement on Form SB-2 declared effective prior to December 8, 2011.

3.	Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

The Company has included updated financial statement for the quarter ended January 31, 2017, in accordance with the Staff’s comment.

Description of Business, page 4

Corporate History, page 4

4.	We note that some of the company’s subsidiaries are based outside the United States. Please explain the limitations, if any, on the ability of U.S. investors to enforce a judgment obtained in U.S. courts, or to effect service of process on the officers and directors managing the offshore subsidiaries.

The Company has made revisions to the Registration Statement in accordance with the Staff’s comment. See page 5.

5.	We note that the company filed a Form 15-12G and left the reporting system in July 2011. The last reported corporate event in the Form 10 is the acquisition of Colmek in April, 2007 and the related name change to Coda Octopus Colmek Inc. in December 2008. Please expand your disclosure to describe any material events in the last five years that have not already been disclosed.

The Company advises the Staff that it is not aware of any material events that have occurred that are required to be disclosed in response to the Staff’s comment.

Marine Technology Business (“Products Segment”), page 6

6.	The description of your business touches on a number of complex processes and products which may be beyond the scope of the average reader. Please clarify the technical language in the disclosure. Here are some examples of what we mean:

●	“We have also introduced the capabilities of real time 3D sonars. This technology is being adopted for many oil and gas, renewable energy, subsea asset placements (blocks, mattresses and other installations), decommissioning and leak identification projects. Most of these projects require real time volumetric visualization.” (p.6.)

●	“Our current Echoscope® measures approximately 15x11.8x6.3 inches and connects to a laptop with gaming specifications or similar hardware configuration required to handle the volume of data generated by our sonar. The C500 variant is much smaller in size.” (p. 9) (Explain what you mean by gaming specifications or similar hardware configuration).

●	“Designed for the remotely operated underwater vehicle (“ROV”) market, the Dimension® real time 3D forward looking sonar with CodaOctopus Vantage software (“Vantage”) offers a step-change view to ROV pilots. With a user-selectable quadview of the scene in front of the ROV, the pilot can maneuver, navigate and monitor with confidence during zero visibility conditions.” (p.10).

The Company has made revisions throughout the business description in response to the Staff’s comment.

7.	For each of the material business segments that you describe, please disclose that segment’s reliance on a single customer or a few customers and quantify the percentage of revenues attributable to each 10% or greater customer. Refer to Item 101(h)(4)(vi) of Regulation S-K. We note in this regard the disclosure in Note 10 to the Financial Statements that during the year ended October 31, 2016, the company had two customers from whom it generated sales greater than 10% of net revenues. Additionally, to the extent that your business is substantially dependent on a contractual arrangement with a significant customer, please identify that customer and file the contract as an exhibit to your amended registration statement.

The Company has added disclosures to the Registration Statement in accordance with the Staff’s comment. See page 23. The Company advises the Staff that sales to these two customers are made pursuant to individual purchase orders. No long term agreements exist.

8.	We note that certain of your products are sold primarily to the Department of Defense. If material, please disclose any portion of the business that may be subject to renegotiation of profits or termination at the election of the government.

The Company has made revisions to the Registration Statement to disclose the termination of government contracts. See page 13. The Company advises the Staff supplementally that no government contracts that the Company is a party to are subject to renegotiation of profits.

9.	Please expand this section to include information concerning the duration and effect on your business of the patents and trademarks you describe. Refer to Item 101(h)(4)(vii) of Regulation S-K.

The Company has added disclosures to the Registration Statement in accordance with the Staff’s comment. See page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

General Overview, page 18

10.	Please revise the fourth paragraph of this section to quantify the increased discounts that you have offered your customers and the related decrease in gross profit margins.

The Company has revised the Registration Statement by deleting the reference to discounts since it does not believe that the discounts offered are having a material impact on the Company’s revenues.

11.	In your disclosure that your real time 3D solution is one of two preferred solutions, please name and briefly describe the other solution.

The Company has revised the Registration Statement to state its belief that its technology is becoming the preferred solution. See page 10.

Liquidity and Capital Resources, page 28

12.	Please discuss whether working capital, cash from operations, and other sources of liquidity will be sufficient to fund operations within the next twelve months and the ramifications if you are unable to meet your liquidity needs. Please also discuss working capital needs and the significance and timing of cash generated from operations within the context of your business and industry. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

The Company has made revisions to the Registration Statement in response to the Staff’s comment. See page 27.

13.	We note that the company currently has approximately $9.7 million in outstanding debt under its Senior Secured Convertible Notes, which it is trying to refinance. Please disclose in this section the likely impact if the company is not able to refinance the debt.

The Company has revised the Registration Statement to reflect the recent agreement between the Company and the holder of the convertible debentures to extend the maturity date of the debt to May 1, 2018. The Company has also added disclosure to the Registration Statement in the Liquidity and Capital Resources section in response to the Staff’s comment. See page 28.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman